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www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Munich
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
July 15, 2009	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
Larry Spirgel, Esq.	Milan	Washington, D.C.
Assistant Director	Moscow
Division of Corporation Finance	027048-0027
Securities and Exchange Commission
Washington, D.C. 20549
Re:	Leap Wireless International, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 File No. 000-29752
Dear Mr. Spirgel:
     On behalf of our client, Leap Wireless International, Inc. (the “Company”), we are responding to the Staff’s comment letter dated June 24, 2009 with respect to the above-referenced periodic reports. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in your letter. For ease of reference, we have set forth your comments and the Company’s responses below.
Form 10-K for the Fiscal Year Ended December 31, 2008
     1. We note that licenses accounted for 36% of total assets as of December 31, 2008. In light of the significance of your wireless license balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of the licenses.
     The Company will continue to provide and will expand its disclosure of its impairment testing policy in its critical accounting policies to provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of its wireless licenses. Specifically, beginning with its Form 10-Q for the fiscal quarter ended June 30, 2009, the Company will incorporate additional information into its disclosures as discussed below.
     Specifically, we believe you should provide the following information:
•	Disclose whether you have performed subsequent interim impairment tests.
     The Company has not performed an interim impairment test subsequent to its annual impairment test performed as of September 30, 2008. The Company’s wireless licenses are indefinite-lived intangible assets under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142,

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“Goodwill and Other Intangible Assets.” On a quarterly basis, the Company evaluates the remaining useful life of its indefinite-lived wireless licenses to determine whether events and circumstances continue to support an indefinite useful life. In addition, on a quarterly basis, the Company evaluates the triggering event criteria outlined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to determine whether events or changes in circumstances indicate that an impairment condition may exist. As part of the evaluation the Company performed for the periods ended December 31, 2008, March 31, 2009 and June 30, 2009, the Company considered the impact of general economic conditions in the United States and considered:
•	whether there had been a significant decrease in the market price of its wireless licenses based on recent market transactions, including the Company’s recent spectrum purchases, exchanges and contributions,

•	whether there had been a significant adverse change in the extent or manner in which the Company’s wireless licenses were being used,

•	whether there had been a significant adverse change in legal factors or in the business climate that could affect the value of the Company’s wireless licenses,

•	whether there had been an accumulation of costs in excess of the amount originally expected for the acquisition or construction of its wireless licenses and networks, and

•	whether there had been plans to sell or otherwise dispose of its wireless licenses at amounts less than their respective carrying values.
     In addition to this evaluation, the Company noted that it has experienced continued subscriber and revenue growth and expects these trends to continue. Based on the consideration of these factors in the aggregate, the Company has not identified triggering events or changes in circumstances since September 30, 2008 that have indicated an impairment condition may exist.
     Beginning with its Form 10-Q for the fiscal quarter ended June 30, 2009, the Company will expand its disclosure of its impairment testing policy to include a discussion regarding whether it has performed subsequent interim impairment tests.
•	Disclose the carrying value of the operating and non-operating wireless licenses.
     As of September 30, 2008, the carrying values of the Company’s operating and non-operating wireless licenses were $1,783.6 million and $53.0 million, respectively.
     Beginning with its Form 10-Q for the fiscal quarter ended June 30, 2009, the Company will expand its disclosure of its impairment testing policy to include a discussion regarding the respective carrying values of its operating and non-operating wireless licenses.
•	Describe the nature of the valuation techniques you employed in performing the impairment tests for the operating and non-operating wireless licenses. If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start-up method, describe qualitatively and quantitatively the

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significant estimates and assumptions you used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.
     The valuation method used by the Company to determine the fair value of its wireless licenses is the market approach. Under this method, the Company determines fair value by comparing the Company’s wireless licenses to sales prices of other wireless licenses of similar size and type that have been recently sold through government auctions and private transactions. As part of this market-level analysis, the fair value of each wireless license is evaluated and adjusted for developments or changes in legal, regulatory and technical matters, and for demographic and economic factors, such as population size, composition, growth rate and density, household and disposable income, and composition and concentration of the market’s workforce in industry sectors identified as wireless-centric (e.g., real estate, transportation, professional services, agribusiness, finance and insurance). The market approach is an appropriate method to measure the fair value of the Company’s wireless licenses since this method values the licenses based on the sales price that would be received for the licenses in an orderly transaction between market participants (i.e., an exit price).
     Beginning with its Form 10-Q for the fiscal quarter ended June 30, 2009, the Company will expand its disclosure of its impairment testing policy to include a discussion regarding the nature of the valuation technique it employs in performing the impairments tests for its operating and non-operating wireless licenses.
•	Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of the operating and non-operating wireless licenses since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.
     As more fully described above, the most significant assumption used to determine the fair value of the Company’s wireless licenses is comparable sales transactions. Other assumptions used in determining fair value include developments or changes in legal, regulatory and technical matters as well as demographic and economic factors. Spectrum auctions and comparables sales transactions in recent periods have resulted in modest increases to the aggregate fair value of the Company’s wireless licenses as increases in fair value in larger markets were slightly offset by decreases in fair value in markets with lower population densities. In addition, favorable developments in technical matters such as spectrum clearing and handset availability have positively impacted the fair value of a significant portion of the Company’s wireless licenses. Partially offsetting these increases in value were demographic and economic-related adjustments that were required to capture current economic developments. These demographic and economic factors resulted in a decline in fair value for certain of the Company’s wireless licenses.
     As a result of the items discussed above, the fair value of the Company’s wireless licenses increased by approximately 3% from September 2007 to September 2008 (as adjusted to reflect the effects of the Company’s acquisitions and dispositions of wireless licenses during the period). As of September 30, 2008, the fair value of the Company’s wireless licenses significantly exceeded their carrying value. At that time, the aggregate fair value of the Company’s individual wireless licenses was $2,237.3 million, which when compared to their respective aggregate carrying value of $1,836.6 million, yielded significant excess fair value.
     Beginning with its Form 10-Q for the fiscal quarter ended June 30, 2009, the Company will expand its disclosure of its impairment testing policy to include a discussion regarding changes in the estimates and assumptions used to determine the fair value of its operating and non-operating wireless licenses since the

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last completed impairment test. In addition, the Company will disclose how the assumptions in its most recent test were impacted by the current economic environment.
•	Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.
     Given the Company’s use of the market approach to determine the fair value of its wireless licenses, the most significant assumption used to determine fair value is comparable sales. As a result, changes in comparable sales prices would generally result in a corresponding change in fair value. For example, a ten percent decline in comparable sales prices would generally result in a ten percent decline in fair value. However, the decline in comparable sales would likely require further adjustment to fair value to capture more recent macro-economic changes and changes in the demographic and economic characteristics unique to the Company’s wireless licenses such as population size, composition, growth rate and density, household and disposable income, and the extent of the wireless-centric workforce in the markets covered by the Company’s wireless licenses.
     Beginning with its Form 10-Q for the fiscal quarter ended June 30, 2009, the Company will expand its disclosure of its impairment testing policy to include a discussion regarding the sensitivity of the significant assumptions used to determine the fair value of its wireless licenses.
•	Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your licenses at the time of your impairment testing.
     As of September 30, 2008, the aggregate fair value and carrying value of the Company’s individual operating wireless licenses was $2,173.2 million and $1,783.6 million, respectively. If the fair value of the Company’s operating wireless licenses had declined by 10% as of September 30, 2008, the Company would not have recognized any impairment loss. As of September 30, 2008, the aggregate fair value and carrying value of the Company’s individual non-operating wireless licenses was $64.1 million and $53.0 million, respectively. If the fair value of the Company’s non-operating wireless licenses had declined by 10% as of September 30, 2008, the Company would have recognized an impairment loss of approximately $2.2 million.
     Beginning with its Form 10-Q for the fiscal quarter ended June 30, 2009, the Company will expand its disclosure of its impairment testing policy to include a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of its wireless licenses.
     In connection with responding to our comment(s), please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

July 15, 2009

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from the Company acknowledging the foregoing.
     Any questions regarding the foregoing should be directed to the undersigned at (858) 523-5406.

Very truly yours,
/s/ Barry M. Clarkson
Barry M. Clarkson
of LATHAM & WATKINS LLP

cc:	Walter Z. Berger, Leap Wireless International, Inc.

ANNEX A
Company Certification
Pursuant to the Staff’s letter dated June 24, 2009 to Leap Wireless International, Inc. (the “Company”) with respect to the Company’s
Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the fiscal quarter ended March 31, 2009, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Dated: July 15, 2009

/s/ Robert J. Irving, Jr.
Robert J. Irving, Jr.
Senior Vice President, Secretary & General Counsel